UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ATHENS, GREECE— February 19, 2020 - TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that it took delivery of the 50,000 dwt scrubber fitted newbuilding product/chemical tanker M/T Eco City of Angels, constructed at the Hyundai Mipo shipyard in South Korea.  The Company also announced today the issuance of 16,004 Series E preferred perpetual convertible shares (the “Series E Preferred Shares”) to Family Trading Inc., an entity related to Evangelos Pistiolis, the Company’s President and Chief Executive Officer, as settlement of the purchase price of $14.35 million for the purchase of the M/T Eco City of Angels and M/T Eco Los Angeles from Mr. Pistiolis, which was previously announced on December 19, 2019, and for dividends payable to Family Trading Inc. under already outstanding Series E Preferred Shares.

The information contained in this Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-234281) that was filed with the U.S. Securities and Exchange Commission and became effective on November 4, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 19, 2020	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer